Exhibit 99.1

Unless otherwise indicated or unless the context otherwise requires, the “Company” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its current and former subsidiaries for the relevant periods.

The Company’s unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2012. These unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. The unaudited financial information includes all adjustments, consisting of normal and recurring adjustments, that the Company considers necessary for a fair statement of the Company’s financial position and operating results for the periods presented.

The Company’s unaudited results for the nine months ended September 30, 2013 may not be indicative of its results for the full year ended December 31, 2013.

This report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.1200 to US$1.00, the noon buying rate in effect on September 30, 2013, as set forth in the H.10 Statistical Release of the Federal Reserve Bank Board. The Company makes no representation that the Renminbi or dollar amounts referred to in this report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the nine months ended September 30, 2012 and 2013 and the selected consolidated balance sheet data as of September 30, 2013 have been derived from the Company’s unaudited interim condensed consolidated financial statements included elsewhere in this current report on Form 6-K. The selected consolidated financial data should be read in conjunction with the unaudited condensed consolidated financial statements of the Company, the related notes included elsewhere in this current report on Form 6-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

	For the Nine Months Ended September 30,
	2012	2013	2013
	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	3,627,602.0	4,890,772.7	799,145.9
Cost of revenues	(3,439,360.0)	(3,994,260.3)	(652,656.9)
Gross profit	188,242.0	896,512.4	146,489.0
Total operating expenses	(688,019.9)	(513,272.2)	(83,868.0)
(Loss)/income from operations	(499,777.9)	383,240.2	62,621.0
Interest expenses, net	(165,399.3)	(170,013.2)	(27,779.9)

Subsidy income	284.0	4,059.7	663.3
Exchange loss	(46,176.4)	(31,968.2)	(5,223.6)
Other income, net	8,333.2	7,366.3	1,203.6
Change in fair value of forward contracts	(59,043.3)	32,643.3	5,333.9

Change in fair value of convertible senior notes and capped call options	(28,489.6)	(160,862.5)	(26,284.7)
(Loss)/income before income taxes	(790,269.3)	64,465.6	10,533.6
Income tax benefit/(expense)	9,000.8	(18,185.2)	(2,971.4)
Equity in losses of affiliated companies	-	(21,731.1)	(3,550.8)
Net (loss)/income	(781,268.5)	24,549.3	4,011.4
Less: Net income attributable to the non-controlling interests	16.9	823.5	134.6
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(781,285.4)	23,725.8	3,876.8
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	(8.80)	0.27	0.04
Diluted	(8.80)	0.26	0.04
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	(35.20)	1.08	0.16
Diluted	(35.20)	1.04	0.16
Weighted average ordinary shares outstanding
Basic	88,748,445	89,317,742	89,317,742
Diluted	88,748,445	91,097,669	91,097,669

(1) Each ADS represents four ordinary shares.

1

	As of December 31,	As of September 30,
	2012	2013	2013
	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	279,130.0	950,002.5	155,229.2
Restricted cash	140,760.8	388,424.5	63,468.1
Short-term investments	722,461.3	846,302.7	138,284.8
Account receivable, net – related parties	105,531.4	284,336.2	46,460.2
Accounts receivable, net – third parties	1,712,685.2	1,409,422.7	230,297.8
Advances to suppliers, net – third parties	63,553.0	92,774.2	15,159.2
Inventories	527,962.4	629,624.0	102,879.7
Total current assets	3,985,609.2	5,474,862.3	894,585.3
Project assets	536,391.1	962,521.2	157,274.7
Property, plant and equipment, net	3,329,872.7	3,331,930.0	544,433.0
Land use rights, net	365,749.2	360,694.6	58,937.0

Total assets	8,372,320.3	10,404,717.0	1,700,117.2
Accounts payable – a related party	30,045.2	28,611.3	4,675.0
Accounts payable – third parties	1,347,327.0	1,444,785.5	236,076.1
Notes payable	1,149,136.5	1,555,973.0	254,244.0
Accrued payroll and welfare expenses	206,425.1	228,541.3	37,343.3
Advance from third party customers	121,031.2	313,814.9	51,276.9
Bonds payable and accrued interests	313,689.8	48,745.8	7,965.0
Convertible senior notes	-	673,228.1	110,004.6
Short-term borrowings from third parties (including current portion of long-term borrowings)	2,245,630.8	2,020,911.2	330,214.2
Total current liabilities	6,238,443.5	7,242,408.3	1,183,400.0
Long-term borrowings	167,000.0	383,000.0	62,581.7
Bond payables	-	800,000.0	130,719.0
Convertible senior notes	483,581.7	-	-
Total liabilities	6,998,508.9	8,567,297.8	1,399,885.3
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	1,365,122.3	1,827,106.9	298,546.9
Non-controlling interests	8,689.1	10,312.2	1,685.0
Total liabilities and shareholders’ equity	8,372,320.3	10,404,717.0	1,700,117.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment information

The Company began developing solar projects in 2011. During the third quarter of 2013, it changed its operational focus to include both product manufacturing and solar project development. As a result of these changes, the Company’s chief operating decision maker changed the information regularly reviewed for purposes of allocating resources and assessing performance. Therefore, in accordance with ASC 280, Segment Reporting, in the third quarter of 2013, the Company began reporting its financial performance based on its two new segments: the manufacturing segment and the solar projects segment.

Revenue from the manufacturing segment consists primarily of sales of solar power products. Costs of revenue for the manufacturing segment consist primarily of costs associated with manufacturing solar products. Revenue from the solar projects segment consists primarily of feed-in-tariffs, including electricity sold on the spot market plus government subsidies. Costs of revenue for the solar projects segment consist primarily of depreciation of project assets and costs associated with operating a solar project.

The following tables set forth the results of operations of its segments and the reconciliation with its consolidated results of operations for the nine months ended September 30, 2012 and 2013 and as of December 31, 2012 and September 30, 2013.

2

	For the Nine Months Ended September 30,
	2012				2013
	Manufacturing	Solar projects	Elimination(1)	Total	Manufacturing	Solar projects	Elimination(1)	Total
	(RMB in thousands)
Revenues	3,637,771.0	-	(10,169.0)	3,627,602.0	5,083,894.4	46,899.0	(240,020.7)	4,890,772.7
Gross profit	189,590.6	-	(1,348.6)	188,242.0	933,042.8	27,050.4	(63,580.8)	896,512.4
Interest expense, net	(165,399.3)	-	-	(165,399.3)	(162,547.8)	(7,465.4)	-	(170,013.2)
Loss/(income) before income taxes	(788,920.7)	-	(1,348.6)	(790,269.3)	138,648.7	13,252.8	(87,435.9)	64,465.6

	As of
	December 31, 2012				September 30, 2013
	Manufacturing	Solar projects	Elimination(2)	Total	Manufacturing	Solar projects	Elimination(2)	Total
	(RMB in thousands)
Total assets	7,719,329.1	798,992.9	(146,001.7)	8,372,320.3	9,094,808.1	1,952,132.5	(642,223.6)	10,404,717.0
(1)	Elimination refers to the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment.
(2)	Elimination refers to the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

In conjunction with the Company’s planned concurrent offering of American Depositary Shares (the “ADS Offering”) and convertible senior notes (the “Notes Offering”), it assessed the impact of the aforementioned segment change on its consolidated financial statements as of December 31, 2011 and 2012 and each of and for the three years ended December 31, 2012, which were previously included in its annual report on Form 20-F filed with the SEC on April 30, 2013, as amended on May 23, 2013 (the “2012 Annual Report”), which will be incorporated by reference into the registration statement on Form F-3, Registration No. 333-190273, as amended, originally filed with the Securities and Exchange Commission on July 31, 2013, (the “Form F-3”) in connection with the ADS offering and the offering memorandum in connection with the Notes Offering (the “Offering Memorandum”). The Company does not consider such segment change material to its financial statements taken as a whole for the periods presented, and therefore it did not retrospectively recast the annual financial statements included in its 2012 Annual Report in conjunction with the Form F-3 or the Offering Memorandum.

The following tables set forth the Company’s updated segment information as of and for the years ended December 31, 2011 and 2012.

	For the Year Ended December 31,
	2011				2012
	(RMB in thousands)
	Manufacturing	Solar projects	Elimination(1)	Total	Manufacturing	Solar projects	Elimination(1)	Total
Revenues	7,544,252.0	-	(159,300.6)	7,384,951.4	4,909,005.4	1,607.1	(115,844.1)	4,794,768.4
Gross profit	1,162,940.4	-	(13,089.2)	1,149,851.2	237,322.3	(3,986.8)	(1,098.4)	232,237.1
Interest expense, net	(182,502.2)	-	-	(182,502.2)	(221,719.8)	-	-	(221,719.8)
Loss/(income) before income taxes	367,637.7	(149.9)	(13,089.2)	354,398.6	(1,526,557.9)	(25,061.0)	(1,098.5)	(1,552,717.4)

	As of December 31,
	2011				2012
	Manufacturing	Solar projects	Elimination(2)	Total	Manufacturing	Solar projects	Elimination(2)	Total
	(RMB in thousands)
Total assets	8,921,130.3	288,358.3	(33,089.3)	9,176,399.3	7,719,329.1	798,992.9	(146,001.7)	8,372,320.3
(1)	Elimination refers to the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment.
(2)	Elimination refers to the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

The Company did not have any solar projects business prior to 2011. Therefore, the financial information for the period prior to and including the year ended December 31, 2010, as reported in the 2012 Annual Report, is solely in connection with its manufacturing business.

3

Results of Operations

The following table sets forth a summary, for the periods indicated, of the unaudited consolidated results of operations of the Company.

	For the Nine Months Ended September 30,
	2012	2012	2013	2013	2013
	(RMB)	(% of revenue)	(RMB)	(US$)	(% of revenue)
	(in thousands, except percentage)
Consolidated Statements of Operations Data:
Revenue	3,627,602.0	100.0	4,890,772.7	799,145.9	100.0
Sales of solar modules	3,006,372.1	82.9	4,611,999.4	753,594.7	94.3
Sales of silicon wafers	296,658.2	8.2	62,559.0	10,222.1	1.3
Sales of solar cells	98,044.7	2.7	102,294.3	16,714.8	2.1
Sales of silicon ingots	1,885.6	0.1	1,175.0	192.0	0.0
Sales of recovered silicon materials	270.4	0.0	4,550.6	743.6	0.1
Processing service fees	142,824.1	3.9	45,803.7	7,484.3	0.9
Solar system integration projects	79,796.4	2.2	201.1	32.9	0.0
Revenue from generated electricity	-	-	46,899.0	7,663.2	1.0
Others	1,750.5	0.0	15,290.6	2,498.3	0.3
Cost of revenues	(3,439,360.0)	94.8	(3,994,260.3)	(652,656.9)	81.7
Gross profit	188,242.0	5.2	896,512.4	146,489.0	18.3
Total operating expenses	(688,019.9)	19.0	(513,272.2)	(83,868.0)	10.5
Income/(loss) from operations	(499,777.9)	13.8	383,240.2	62,621.0	7.8
Interest expenses, net	(165,399.3)	4.6	(170,013.2)	(27,779.9)	3.5
Subsidy income	284.0	0.0	4,059.7	663.3	0.1
Exchange loss	(46,176.4)	1.3	(31,968.2)	(5,223.6)	0.7
Other(expense)/ income, net	8,333.2	0.2	7,366.3	1,203.6	0.2
Change in fair value of forward contracts	(59,043.3)	1.6	32,643.3	5,333.9	0.7
Change in fair value of convertible senior notes and capped call options	(28,489.6)	0.8	(160,862.5)	(26,284.7)	3.3
Income/(loss) before income taxes	(790,269.3)	21.8	64,465.6	10,533.6	1.3
Income tax (expense)/benefit	9,000.8	0.2	(18,185.2)	(2,971.4)	0.4
Equity in gain/(loss) of affiliated companies	-	-	(21,731.1)	(3,550.8)	0.4
Net income/(loss)	(781,268.5)	21.5	24,549.3	4,011.4	0.5
Less: Net income attributable to the non-controlling interests	16.9	0.0	823.5	134.6	0.0
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	(781,285.4)	21.5	23,725.8	3,876.8	0.5

Unaudited Quarterly Results of Operations

The following table sets forth selected unaudited quarterly results of operations for each quarter during the period from March 31, 2012 to September 30, 2013. The Company derived this information from its unaudited consolidated financial statements, which it prepared on the same basis as its audited consolidated financial statements contained in the 2012 Annual Report. In its opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in the 2012 Annual Report. The operating results for any quarter should not be considered indicative of results for any future period.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(RMB in thousands, except as otherwise indicated)
Revenue	1,060,081.5	1,237,991.4	1,329,529.1	1,167,166.5	1,163,403.7	1,764,884.9	1,962,484.1
Cost of revenues	(1,053,049.4)	(1,134,400.8)	(1,251,909.8)	(1,123,171.4)	(1,016,091.6)	(1,453,298.1)	(1,524,870.6)
Gross profit	7,032.1	103,590.6	77,619.3	43,995.1	147,312.1	311,586.8	437,613.5
(Loss)/income before income taxes	(356,253.7)	(320,777.7)	(113,237.9)	(762,448.1)	(129,103.5)	67,335.9	126,233.2
Income tax benefit/(expense)	-	10,290.2	(1,289.4)	(83.1)	(13.2)	215.6	(18,387.6)
Net (loss)/income	(356,253.7)	(310,487.5)	(114,527.3)	(762,546.4)	(129,161.7)	48,270.8	105,440.2
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(356,270.5)	(310,485.8)	(114,529.1)	(761,135.4)	(128,744.1)	48,962.5	103,507.4
Module shipments (MW)	157.1	223.0	280.0	252.3	282.4	460.0	489.3
Module average selling price (US$)	0.83	0.74	0.64	0.56	0.59	0.60	0.63
Module silicon costs (US$ per watt)	0.16	0.14	0.12	0.09	0.09	0.09	0.09
Module non-silicon costs (US$ per watt)	0.58	0.52	0.47	0.45	0.42	0.41	0.41
PV multicrystalline cell average conversion efficiency	16.9%	17.2%	17.5%	17.6%	17.6%	17.8%	17.9%

4

The following table describes depreciation and amortization expenses included in our cost of sales and operating expenses for the periods indicated.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(RMB in thousands, except as otherwise indicated)
Depreciation of plant, property and equipment	78,633.8	80,062.2	82,249.8	82,206.8	83,639.0	77,032.7	86,385.4
Depreciation of project assets	1,147.2	1,235.7	1,397.5	1,361.1	5,016.7	6,441.3	6,468.7
Amortization of land use rights and intangible assets	1,857.1	1,686.4	1,895.4	1,871.5	1,722.8	2,048.1	1,903.3

The Company shipped solar modules in the range of 500 MW to 530 MW in the fourth quarter of 2013 and in the range 1.7 GW to 1.8 GW for the full year ended December 31, 2013. The Company operated 213 MW of projects as an independent power producer as of December 31, 2013. Its PV multicrystalline cell average conversion efficiency reached 17.9% in the fourth quarter of 2013.

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Total revenue of RMB3,637.8 million for the nine months ended September 30, 2012 was derived entirely from the manufacturing segment. Total revenue of RMB5,130.8 million (US$838.4 million) for the same period in 2013 consisted of RMB5,083.9 million (US$830.7 million) from the manufacturing segment and RMB46.9 million (US$7.7 million) from the solar projects segment.

The increase in total revenue from the manufacturing segment was primarily due to an increase in shipments of solar modules from 660 MW for the nine months ended September 30, 2012 to 1,232 MW for the nine months ended September 30, 2013, primarily due to a significant increase in shipments to China and other Asia-Pacific countries, which was mainly driven by the increased sales and marketing activities in such regions, partially offset by a decrease in shipments to Europe, which was mainly driven by reduced demand as government support for solar projects in Europe decreased in response to the European debt crisis. Revenue from the increase in shipments was partially offset by a decrease in average selling prices of solar modules, primarily due to an increase in the relative oversupply of solar modules and decrease in the price of polysilicon, the principal raw material for PV modules, from the nine months ended September 30, 2012 to the same period in 2013. Cost of revenues for the manufacturing segment increased 20.4% from RMB3,448.2 million for the nine months ended September 30, 2012 to RMB4,150.9 million (US$678.2 million) for the same period in 2013, primarily as a result of the increase in shipments of solar modules, partially offset by a decrease in the average unit cost for the Company’s solar modules. Gross profit for the manufacturing segment for the nine months ended September 30, 2013 was RMB933.0 million (US$152.5 million), compared to RMB189.6 million for the same period in 2012.

In the nine months ended September 30, 2013, total revenue from the solar project segment was RMB46.9 million (US$7.7 million), all of which was from feed-in-tariffs. In the third quarter of 2013, the Company began recording as revenue government subsidies for electricity revenues from solar projects since July 1, 2013. Of the revenue from generated electricity in the third quarter of 2013, RMB16.7 million (US$2.7 million) was related to the government subsidy for electricity revenues for the six months ended June 30, 2013, RMB2.1 million (US$0.3 million) was related to the government subsidy for electricity revenues for the full year ended December 31, 2012 and RMB14.7 million (US$2.4 million) was related to the government subsidy for electricity revenues in the third quarter of 2013. Excluding the government subsidy for electricity revenues before July 1, 2013 which were recognized during the third quarter of 2013, electricity revenues and gross profit for electricity from solar projects for the nine months ended September 30, 2013 were RMB28.1 million (US$4.6 million) and RMB8.2 million (US$1.3 million), respectively. Cost of revenues for the solar projects segment for the nine months ended September 30, 2013 were RMB19.8 million (US$3.2 million) primarily as a result of increased depreciation of property, plant and equipment. Gross profit for the solar projects segment for the nine months ended September 30, 2013 was RMB27.1 million (US$4.4 million). The Company did not generate revenue from the solar project segment in the nine months ended September 30, 2012.

Gross margin increased from 5.2% for the nine months ended September 30, 2012 to 18.3% for the same period in 2013, primarily due to the Company’s improvements in operating efficiency and continued cost reductions for polysilicon and auxiliary materials, partially offset by lower average selling prices of solar modules.

5

Total operating expenses decreased from RMB688.0 million for the nine months ended September 30, 2012 to RMB513.3 million (US$83.9 million) for the same period in 2013, primarily due to (i) a provision of RMB129.8 million in the first quarter of 2012 on inventory purchase prepayments under long-term polysilicon supply contracts as a result of adverse developments in a supplier’s operations and (ii) the reversal of provision for bad debts of RMB119.0 million (US$19.4 million) for the nine months ended September 30, 2013 as a result of the subsequent cash collection of long-aged accounts receivable, partially offset by an increase in shipping and warranty costs resulting from the increase in solar module shipments.

Liquidity and Capital Resources

The Company has financed its operations primarily through equity contributions from its shareholders, the net proceeds of its securities offerings, cash flow generated from operations, as well as issuance of bonds, short-term and long-term debt financing.

As of September 30, 2013, the Company had RMB950.0 million (US$155.2 million) in cash and cash equivalents and RMB388.4 million (US$63.5 million) in restricted cash. The Company’s cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. The Company’s restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

As of September 30, 2013, the Company had entered into purchase agreements for purchasing additional manufacturing equipment. The Company’s purchase capital commitments under these contracts amounted to approximately RMB392.8 million (US$64.2 million) as of September 30, 2013, of which RMB373.9 million (US$61.1 million) will be due within one year after September 30, 2013. The Company plans to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of September 30, 2013, the Company had total bank credit facilities available of RMB4.80 billion (US$784.8 million) with various banks, of which RMB2.86 billion (US$468.0 million) were drawn down and RMB1.94billion (US$316.8 million) were available.

As of September 30, 2013, the Company had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB2,020.9 million (US$330.2 million). As of September 30, 2013, the Company had short-term borrowings outstanding of RMB1,839.2 million (US$300.5 million) and RMB181.7 million (US$29.7 million), which were denominated in RMB and U.S. dollars, respectively, and bearing a weighted average interest rates of 6.3% and 2.5% per annum, respectively.

As of September 30, 2013, the Company pledged equipment of a total net book value of RMB2,084.0 million (US$340.5 million) and inventories of a total net book value of RMB212.7 million (US$34.8 million) and land use rights of a total net book value of RMB204.3 million (US$33.4 million) and property and plants of a total net book value of RMB375.1 million (US$61.3 million) to secure repayment of the Company’s short-term borrowings of RMB1,432.2 million (US$234.0 million). As of September 30, 2013, the Company’s outstanding short-term borrowings guaranteed by its founders were RMB542.0 million (US$88.6 million). Although the Company has increased its level of short-term bank borrowings to meet its working capital, capital expenditures and other needs, it has not experienced any difficulties in repaying its borrowings.

The Company had long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB383.0 million (US$62.6 million) as of September 30, 2013. Long-term borrowings outstanding as of September 30, 2013 bore interest at an average annual rate of 7.2%. In connection with most of the Company’s long-term borrowings, it has granted security interests over significant amounts of the Company’s assets. As of September 30, 2013, the Company pledged land use rights with net book value of RMB78.7 million (US$12.9 million)and project assets of a total net book value of RMB325.2 to secure repayment of borrowings of RMB383.0 million (US$62.6 million). As of September 30, 2013, long-term loans (including the portion of long-term borrowings due within one year) in the amount of RMB278.0 million (US$45.4 million) will be due for repayment upon maturity within one year after September 30, 2013 and long-term loans in the amount of RMB31.0 million (US$5.1 million) will be due for repayment upon maturity in September 30, 2015.

6

In addition, the Company has substantial repayment obligations under convertible notes that it has issued. On May 17, 2011, the Company issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest. Concurrent with the Company’s issuance of the convertible senior notes, it entered into a capped call option transaction with an affiliate of the initial purchaser of the notes. The Company paid a total premium for the capped call option of US$18.0 million. As of September 30, 2013, the Company had US$123.0 million of the convertible notes due 2016 outstanding.

On April 23, 2012, Jinko Solar Co., Ltd., the Company’s wholly-owned operating subsidiary incorporated in the PRC, issued unsecured one-year short-term bonds with a principal amount of RMB300 million. The bonds bear a fixed annual interest rate of 6.3% and will mature on April 23, 2013. On January 29, 2013, Jinko Solar Co., Ltd. issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jinko Solar Co., Ltd. has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jinko Solar Co., Ltd. to repurchase all or part of their bonds upon Jinko Solar Co., Ltd.’s announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, the Company entered into loan facilities for an aggregate principal amount of RMB360 million (approximately US$58.8 million) and a term of 15 years with China Development Bank.

On September 25, 2013, the Company completed a follow-on public offering of 4,370,000 ADSs, receiving aggregate net proceeds of approximately US$67.3 million, after deducting discounts and commissions and offering expenses.

The Company had negative working capital as of September 30, 2013. The Company’s management believes that its current cash position as of September 30, 2013, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months from September 30, 2013. However, in light of the amount of bank borrowings and bonds are due in the near term future and exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available. Accordingly, the Company may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to its shareholders and debt financing, if available, may involve covenants that would restrict the Company. Additional funds may not be available on terms commercially acceptable to the Company or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact the Company’s ability to achieve its intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of the Company’s cash flows for the periods indicated:

	For the Nine Months Ended September 30,
	2012	2013	2013
	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	723,773.5	514,631.7	84,090.1
Net cash used in investing activities	(380,829.0)	(1,203,322.3)	(196,621.3)
Net cash (used in)/provided by financing activities	(549,054.7)	1,364,577.4	222,970.2
Effect of foreign exchange rate changes on cash and cash equivalents	708.6	(5,014.4)	(819.3)
Net (decrease)/increase in cash and cash equivalent	(205,401.6)	670,872.4	109,619.7
Cash and cash equivalents, beginning of year	433,851.0	279,130.0	45,609.5
Cash and cash equivalents, end of year	228,449.4	950,002.4	155,229.2

7

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2013 was RMB514.6 million (US$84.1 million), consisting primarily of (i) a decrease in accounts receivable of RMB356.5 million (US$58.3 million); (ii) an increase in other payables and accruals of RMB117.6 million (US$19.2 million), primarily due to an increase in subsidy payments for several power plants; an increase in the payment of interest on bonds and increase in accrued warranty cost; (iii) a change in fair value of convertible senior notes of RMB201.8 million (US$33.0 million) and (iv) an increase in advances from customers of RMB193.2 million (US$31.6 million), primarily due to improved credit terms with the Company’s customers and decreased accounts receivable turnover, partially offset by (i) an increase in notes receivable of RMB196.3 million (US$32.1 million), primarily due to the receipt of one customer’s RMB141.0 million (US$23.0 million) corporate acceptance notes; (ii) an increase in prepayments and other current assets of RMB141.8 million (US$23.2 million), primarily due to an increase in the balance of VAT recoverable of RMB137.7 million (US$22.5 million), as more raw material purchased and (iii) the reversal of provision for allowance of doubtful accounts of RMB119.0 million (US$19.4 million), primarily due to settlement of long-aged accounts receivable which were previously provided for.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2013 was RMB1,203.3 million (US$196.6 million), consisting primarily of (i) cash paid for short-term investments of RMB1,368.2 million (US$223.6 million); (ii) the purchase of property, plant and equipment of RMB387.6 million (US$63.3 million) and (iii) cash paid for project assets of RMB373.6 million (US$61.1 million), partially offset by cash collected for short-term investments of RMB1,244.3 million (US$203.3 million).

Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2013 was RMB1,364.6 million (US$223.0 million), consisting primarily of (i) borrowings from third parties of RMB2,451.7 million (US$400.6 million); (ii) proceeds from Jinko Solar Co., Ltd.’s January 2013 bond issuance of RMB800.0 million (US$130.7 million); (iii) proceeds from the September 2013 follow-on offering of RMB414.7 million (US$67.8 million) and (iv) an increase in notes payable of RMB406.8 million (US$66.5 million), primarily due to draw down in the credit quotes provided by major banks for issuing acceptance note, partially offset by (i) repayment of borrowings to third parties of RMB2,455.9 million (US$401.3 million) and (ii) repayment of bonds payable of RMB300.0 million (US$49.0 million) for the Company’s short-term bonds.

Contractual Obligations

The following table sets forth the contractual obligations of the Company as of September 30, 2013.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	(RMB in thousands)
Short-term Debt Obligations*	2,058,828.8	2,058,828.8	-	-	-
Long-term Debt Obligations*	659,292.0	27,697.7	86,318.2	60,417.6	484,858.5
Bonds Payable and Accrued Interests	968,812.2	71,920.0	896,892.2	-	-
Convertible Senior Notes*	771,746.3	771,746.3	-	-	-
Operating Lease Obligations	17,611.0	8,893.2	5,256.1	2,478.8	982.9
Capital Commitment	392,835.9	373,942.4	18,893.5	-	-
Total	4,869,126.2	3,313,028.4	1,007,360.0	62,896.4	485,841.4

*Include accrued interest

8